SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Global Managers Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	4041 N. High Street, Suite 402
Columbus, OH 43214

TELEPHONE NUMBER:	(614) 255-5550

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	David Bunstine
4041 N. High Street, Suite 402
Columbus, OH 43214

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Columbus and State of Ohio on this 6th day of November, 2014

ATTEST:	Global Managers Trust

/s/ Trent Statczar	/s/ David Bunstine
By: Trent Statczar, Treasurer	By: David Bunstine, Trustee